UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

BANCOLOMBIA S.A. ANNOUNCES A RESOLUTION OF THE SUPERINTENDENCY
OF INDUSTRY AND TRADE
Medellín, Colombia, September 2, 2008
Pursuant to Resolution No. 029497 notified today, the Colombian Superintendency of Industry and Trade ruled against Credibanco, Redeban Multicolor and its legal representatives, in an investigation regarding alleged violations to antitrust regulations (the “Resolution”).
The Resolution declares the breach of several undertakings by Credibanco, Red Multicolor, its legal representatives and the associated banks, among them Bancolombia S.A. (“Bancolombia”). Additionally, the Resolution orders the specific performance of such undertakings and the creation of new insurance policies in favor of the Colombian Superintendency of Industry and Trade.
Bancolombia will study the Resolution and will analyze the possibility of contesting it in accordance with applicable law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 2, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance